FY2012 Second Quarter Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Period ended September 30, 2012)
(Unaudited)

October 25, 2012
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	November 14, 2012
Dividend Payable Date (as planned)	:	December 3, 2012
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2012 Q2 (April 1, 2012 through September 30, 2012)
(1)      Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2012 Q2	72,558	12.6	3,369	－	3,117	－	1,519	－
FY2011 Q2	64,460	23.7	(2,283)	－	(4,673)	－	(4,539)	－
(Note) Comprehensive income (loss): FY2012 Q2 (Y) (4,492) million (-%); FY2011 Q2 (Y) (10,979) million (-%)

	Net income (loss) per share - basic		Net income (loss) per share- diluted
		Yen		Yen
FY2012 Q2	8.76		8.75
FY2011 Q2	(26.20)		(26.20)

(2)      Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio
		Million yen		Million yen		%
FY2012 Q2	211,629		125,826		59.5
FY2011	219,226		131,552		60.0

2. Dividends

	Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2011	－	5.00	－	10.00	15.00
FY2012	－	10.00	N/A	N/A	N/A
FY2012 (forecast)	N/A	N/A	－	10.00	20.00
(Note) Revision of dividends forecast for this period: No

3. Projected Results for FY2012 (April 1, 2012 through March 31, 2013)
  (% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income
	Million yen	%	Million yen	%
FY2012	140,000	(0.7)	6,000	－
	~160,000	~13.4	~16,000
(Note) Revision of earnings forecast for this period: Yes

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included None; Excluded 3 (Advantest America Corporation (Holding Co.), Advantest America, Inc., Verigy Ltd.)
(Note) Please see “Business Results” 2. Others on page 7 for details.

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “Business Results” 2. Others on page 7 for details.

(3)	Accounting changes:
1) Changes based on revisions of accounting standard: Yes
2) Changes other than 1) above: No
(Note) Please see “Business Results” 2. Others on page 7 for details.

(4)	Number of issued and outstanding stock (common stock):
1) Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
 FY2012 Q2  199,566,770 shares; FY2011  199,566,770 shares.
2) Number of treasury stock at the end of each fiscal period:
 FY2012 Q2    26,045,251 shares; FY2011    26,295,390 shares.
3) Average number of outstanding stock for each period (cumulative term):
 FY2012 Q2  173,304,731 shares; FY2011 Q2  173,271,864 shares.

Status of quarterly review procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2012 Q2)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Current Fiscal Year	P. 6
2.	Others		P. 7
	(1)	Material Changes in Subsidiaries during This Period	P. 7
	(2)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 7
	(3)	Accounting Changes	P. 7
3.	Consolidated Financial Statements and Other Information		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.12
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.13
	(5)	Notes on Going Concern	P.14
	(6)	Segment Information	P.14
	(7)	Notes on Significant Changes to Stockholders’ Equity	P.15

Advantest Corporation (FY2012 Q2)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2012 Q2 (April 1, 2012 through September 30, 2012)
(in billion yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	66.0	71.5	8.3％
Net sales	64.5	72.6	12.6％
Operating income (loss)	(2.3)	3.4	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(4.7)	3.1	－
Net income (loss)	(4.5)	1.5	－
   (Results of operations of Verigy, which was acquired by Advantest in July 2011, were included in the financial results from the second quarter of the fiscal year 2011.)

In the first half of FY2012, the global economic outlook was further clouded by a variety of factors, such as the ongoing stagnation of the European economies resulting from the Eurozone debt crisis, and the notable slowdown of growth in China, which had been a key source of support for the global economy.
This weakening of worldwide economic growth resulted in a slowdown of consumer demand, and this in particular cast a shadow over the consumer goods market. The decline of the demand in PCs, which has a significant impact on the semiconductor sector, resulted in growth in the overall semiconductor market underperforming expectations. Growth remained strong, however, for mobile devices such as smartphones and tablet computers. Production capacity expansion and migration to advanced production processes for the ICs used in these mobile devices were the main driver for semiconductor capital expenditure in the fiscal first half.
Amidst this environment, Advantest utilized its product portfolio that greatly expanded as a result of the Verigy Ltd. acquisition in FY2011, and strived to grow its earnings. Advantest in particular focused on winning business opportunities in areas where demand for testers is seeing rapid growth, such as applications processors and baseband ICs, which are key components of smartphones and tablet computers.
As a result of the above, orders received was (Y)71.5 billion (a 8.3% increase in comparison to the corresponding period of the previous fiscal year) and net sales were (Y)72.6 billion (a 12.6% increase in comparison to the corresponding period of the previous fiscal year). Operating income was (Y)3.4 billion. Income before income taxes and equity in earnings of affiliated companies was (Y)3.1 billion, and net income was (Y)1.5 billion. In the first half of the current fiscal year, the percentage of net sales to overseas customers was 91.1%, compared to 88.2% in the corresponding period of the previous fiscal year.

Advantest Corporation (FY2012 Q2)
Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>
(in billion yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	54.6	55.7	2.1％
Net sales	49.7	56.4	13.6％
Operating income	4.1	9.0	117.4％
 In the Semiconductor and Component Test System segment, amidst the backdrop of activity in the mobile device market, strong demand of the test systems for non-memory semiconductors resulted in the overall improvement of the segment’s results.  Sales of the V93000 test systems for non-memory semiconductors, which are strong in testing telecom IC applications, performed particularly well. Test systems for memory semiconductors, however, struggled due to softening PC demand since the summer of 2012.
As a result of the above, orders received was (Y)55.7 billion (a 2.1% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 56.4 billion (a 13.6% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y)9.0 billion (a 117.4% increase in comparison to the corresponding period of the previous fiscal year).

< Mechatronics System segment＞
(in billion yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	7.5	7.4	(2.0％)
Net sales	10.1	8.2	(18.9％)
Operating loss	(0.3)	(2.0)	－
In the Mechatronics System segment, demand for test handlers and device interface products was influenced by lower demand for test systems for memory semiconductors.
As a result of the above, orders received was (Y)7.4 billion (a 2.0% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y)8.2 billion (a 18.9% decrease in comparison to the corresponding period of the previous fiscal year), and operating loss was (Y)2.0 billion.

<Services, Support and Others Segment>
(in billion yen)
	Six months ended September 30, 2011	Six months ended September 30, 2012	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	7.2	9.3	28.2％
Net sales	7.8	9.7	24.4％
Operating income	0.1	0.3	98.0％
In the Services, Support and Others segment, demand in the support business grew steadily in line with the good momentum in the test system business.
As a result of the above, orders received was (Y)9.3 billion (a 28.2% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y)9.7 billion (a 24.4% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y)0.3 billion (a 98.0% increase in comparison to the corresponding period of the previous fiscal year).

Advantest Corporation (FY2012 Q2)

(2) Analysis of Financial Condition
Total assets at September 30, 2012 amounted to (Y) 211.6 billion, a decrease of (Y) 7.6 billion compared to March 31, 2012, primarily due to a decrease of (Y) 7.2 billion in cash and cash equivalents. The amount of total liabilities was (Y) 85.8 billion, a decrease of (Y) 1.9 billion compared to March 31, 2012, primarily due to a decrease of (Y) 25.0 billion and (Y) 2.1 billion in short term debt and accrued expenses, respectively, and an increase of (Y) 25.0 billion in corporate bonds. Stockholders’ equity was (Y) 125.8 billion. Equity to assets ratio was 59.5%, a decrease of 0.5 percentage point from March 31, 2012.

(Cash Flow Condition)
Cash and cash equivalents held at September 30, 2012 were (Y) 51.0 billion, a decrease of (Y) 7.2 billion from March 31, 2012. Significant cash flows during the first half of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 2.4 billion (net cash inflow (Y) 4.2 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to (Y) 1.5 billion of net income from the first half of this fiscal year and adjustments of non cash items such as depreciation and amortization.
Net cash used in investing activities was (Y) 6.1 billion (net cash outflow (Y) 36.9 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 5.9 billion.
Net cash used in financing activities was (Y) 1.5 billion (net cash inflow (Y) 26.4 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payment of short term debt in the amount of (Y) 25.0 billion, proceeds from issuance of corporate bonds in the amount of (Y) 25.0 billion and dividends paid of (Y) 1.7 billion.

(3) Prospects for the Current Fiscal Year
Advantest has placed completing the integration with Verigy, acquired in 2011, and “Advantest Culture Transformation,” or the combination of the two corporate cultures, as management’s top priority as the springboard for future innovation.  Using the first letters of this cultural combination effort, and combining it with the word “to act”, Advantest launched its company-wide initiative, the ACT 2014 program, starting with this fiscal year.  Under the ACT 2014 program, in order to work towards further sustainable growth over the mid- to long-term, Advantest has set three management targets of “Revenues of (Y)250 Billion”, “Over 20% Operating Margin”, and “Over 50% Total Market Share in Semiconductor Test Systems and Test Handlers”. All Advantest employees are working in unison to reach these goals by FY2014.
To meet these targets, in August 2012 Advantest reorganized its business divisions to increase product development speed and improve flexibility in allocating management resources globally. Advantest is also combining Advantest and Verigy offices in each region and is progressing toward completing this initiative by the end of this fiscal year. A new globally-unified HR system has also been introduced. These efforts are expected to further improve operational efficiency going forward.
The business environment outlook that Advantest faces remains uncertain and semiconductor manufacturers are becoming more cautious in new capital expenditure projects because the weakness in PC sales has become more significant since the summer of 2012. Reflecting this, Advantest has revised estimates for the full fiscal year to net sales of (Y)140-160 billion and operating income to (Y)6-16 billion.

Advantest Corporation (FY2012 Q2)

Looking at the industry’s outlook beyond the current situation, however, the growth in smartphones and tablet computers is expected to spur further production capacity expansion and technological advancement of ICs used in mobile computing. Amid this, Advantest foresees renewed increases in tester demand from 2013 to support growth in these leading-edge mobile computing ICs.
Going forward, Advantest will strive to grow earnings by expanding market share and winning new customers in growth areas. Also, Advantest considers new business fields to be key in meeting ACT2014 targets, and will continue to place greater efforts in these areas, such as the recent launch of cloud testing services with the establishment of a new subsidiary.

2.  Others
(1) Material Changes in Subsidiaries during This Period
Excluded 3
1) Company name: Advantest America Corporation (Holding Co.)
Advantest America Corporation (Holding Co.) was merged into the Company’s subsidiary, Verigy US, Inc. Also, the trade name was changed to “Advantest America, Inc.” on April 1, 2012.

2) Company name: Advantest America, Inc.
Advantest America, Inc. was merged into the Company’s subsidiary, Verigy US, Inc. Also, the trade name was changed to “Advantest America, Inc.” on April 1, 2012.

3) Company name: Verigy Ltd.
Verigy Ltd. was merged into the Company’s subsidiary, Advantest (Singapore) Pte. Ltd.

(2) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the first half, its best estimate of the annual effective tax rate for the full fiscal year and uses that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

(3) Accounting Changes:
In June 2011, the FASB amended the accounting guidance for the presentation of comprehensive income. This new guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and provides the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB deferred the effective date for presentation of reclassifications out of accumulated other comprehensive income. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The guidance was adopted by Advantest in the first quarter beginning April 1, 2012. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In September 2011, the FASB amended the accounting guidance for testing goodwill for impairment. This new guidance gives entities the option to perform the two-step process only if they first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount and conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The guidance was adopted by Advantest in the first quarter beginning April 1, 2012. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

Advantest Corporation (FY2012 Q2)

3. Consolidated Financial Statements and Other Information

(1)  Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2012	September 30, 2012

Current assets:
Cash and cash equivalents	¥58,218	51,000
Trade receivables, net	24,119	25,218
Inventories	29,836	31,027
Other current assets	6,522	6,359

Total current assets	118,695	113,604

Investment securities	5,929	4,692
Property, plant and equipment, net	34,206	37,144
Intangible assets, net	15,794	14,124
Goodwill	36,496	34,494
Other assets	8,106	7,571

Total assets	¥219,226	211,629

Advantest Corporation (FY2012 Q2)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2012	September 30, 2012

Current liabilities:
Trade accounts payable	¥15,659	15,201
Short term debt	25,000	—
Accrued expenses	12,068	9,940
Accrued warranty expenses	2,129	2,094
Customer prepayments	2,228	2,523
Other current liabilities	3,288	4,256

Total current liabilities	60,372	34,014

Corporate bonds	—	25,000
Accrued pension and severance costs	23,444	23,276
Other liabilities	3,858	3,513

Total liabilities	87,674	85,803

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	42,280	42,401
Retained earnings	179,081	178,297
Accumulated other comprehensive income (loss)	(22,574)	(28,585)
Treasury stock	(99,598)	(98,650)

Total stockholders’ equity	131,552	125,826

Total liabilities and stockholders’ equity	¥219,226	211,629

Advantest Corporation (FY2012 Q2)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2011	September 30, 2012

Net sales	¥64,460	72,558
Cost of sales	34,199	34,498

Gross profit	30,261	38,060

Research and development expenses	13,824	16,674
Selling, general and administrative expenses	18,720	18,017

Operating income (loss)	(2,283)	3,369

Other income (expense):
Interest and dividend income	185	91
Interest expense	(66)	(60)
Other, net	(2,509)	(283)

Total other income (expense)	(2,390)	(252)

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(4,673)	3,117

Income taxes (benefit)	(169)	1,628
Equity in earnings (loss) of affiliated company	(35)	30

Net income (loss)	¥(4,539)	1,519

	Yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2012

Net income (loss) per share:
Basic	¥(26.20)	8.76
Diluted	(26.20)	8.75

Advantest Corporation (FY2012 Q2)

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2011	September 30, 2012

Net sales	¥37,612	39,203
Cost of sales	20,433	18,701

Gross profit	17,179	20,502

Research and development expenses	8,038	8,620
Selling, general and administrative expenses	12,208	9,269

Operating income (loss)	(3,067)	2,613

Other income (expense):
Interest and dividend income	68	23
Interest expense	(65)	(30)
Other, net	(1,987)	(744)

Total other income (expense)	(1,984)	(751)

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(5,051)	1,862

Income taxes (benefit)	(177)	775
Equity in earnings (loss) of affiliated company	(11)	9

Net income (loss)	¥(4,885)	1,096

	Yen
	Three months ended	Three months ended
	September 30, 2011	September 30, 2012

Net income (loss) per share:
Basic	¥(28.19)	6.32
Diluted	(28.19)	6.32

Advantest Corporation (FY2012 Q2)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2011	September 30, 2012

Comprehensive income (loss)
Net income (loss)	¥(4,539)	1,519
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(6,084)	(5,856)
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising during the period	(1,130)	(813)
Less reclassification adjustments for net gains (losses) realized in earnings	685	251
Net unrealized gains (losses)	(445)	(562)

Pension related adjustments	154	407
Net unrealized gains (losses) on derivative instruments	(65)	-

Total other comprehensive income (loss)	(6,440)	(6,011)

Total comprehensive income (loss)	¥(10,979)	(4,492)

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2011	September 30, 2012

Comprehensive income (loss)
Net income (loss)	¥(4,885)	1,096
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(5,523)	(1,620)
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising during the period	(916)	(222)
Less reclassification adjustments for net gains (losses) realized in earnings	685	251
Net unrealized gains (losses)	(231)	29

Pension related adjustments	76	123
Net unrealized gains (losses) on derivative instruments	(65)	-

Total other comprehensive income (loss)	(5,743)	(1,468)

Total comprehensive income (loss)	¥(10,628)	(372)

(4)  Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2011	September 30, 2012

Cash flows from operating activities:
Net income (loss)	¥(4,539)	1,519
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,877	3,838
Deferred income taxes	(233)	(322)
Stock option compensation expense	218	291
Impairment losses on investment securities	1,345	388
Changes in assets and liabilities:
Trade receivables	(1,344)	(1,965)
Inventories	(1,768)	(1,784)
Trade accounts payable	5,638	250
Accrued expenses	(129)	(1,875)
Accrued pension and severance costs	61	578
Other	2,067	1,478

Net cash provided by (used in) operating activities	4,193	2,396

Cash flows from investing activities:
(Increase) decrease in short-term investments	13,744	-
Proceeds from sale of available-for-sale securities	9,762	-
Acquisition of subsidiary, net of cash acquired	(57,145)	-
Proceeds from sale of property, plant and equipment	76	23
Purchases of property, plant and equipment	(3,293)	(5,878)
Purchases of intangible assets	(143)	(244)
Other	50	22

Net cash provided by (used in) investing activities	(36,949)	(6,077)

Cash flows from financing activities:
Increase (decrease) in short term debt	41,146	(25,000)
Proceeds from issuance of corporate bonds	-	25,000
Redemption of senior convertible notes of acquired subsidiary	(13,830)	-
Dividends paid	(865)	(1,728)
Other	(8)	208

Net cash provided by (used in) financing activities	26,443	(1,520)

Net effect of exchange rate changes on cash and cash equivalents	(4,472)	(2,017)

Net change in cash and cash equivalents	(10,785)	(7,218)

Cash and cash equivalents at beginning of period	75,323	58,218

Cash and cash equivalents at end of period	¥64,538	51,000

(5) Notes on Going Concern: None

(6) Segment Information
	Yen (Millions)
	Six months ended September 30, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥46,664	10,041	7,755	－	64,460
Inter-segment sales	3,038	34	－	(3,072)	－
Net sales	49,702	10,075	7,755	(3,072)	64,460
Operating income (loss) before stock option compensation expense	4,144	(321)	128	(6,016)	(2,065)
Adjustment:
Stock option compensation expense					218
Operating income (loss)					¥(2,283)

	Yen (Millions)
	Six months ended September 30, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥55,276	7,631	9,651	－	72,558
Inter-segment sales	1,162	543	－	(1,705)	－
Net sales	56,438	8,174	9,651	(1,705)	72,558
Operating income (loss) before stock option compensation expense	9,010	(1,956)	254	(3,648)	3,660
Adjustment:
Stock option compensation expense					291
Operating income (loss)					¥3,369

	Yen (Millions)
	Three months ended September 30, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥26,706	6,058	4,848	－	37,612
Inter-segment sales	2,851	1	－	(2,852)	－
Net sales	29,557	6,059	4,848	(2,852)	37,612
Operating income (loss) before stock option compensation expense	1,541	(127)	(247)	(4,016)	(2,849)
Adjustment:
Stock option compensation expense					218
Operating income (loss)					¥(3,067)

	Yen (Millions)
	Three months ended September 30, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥29,755	4,392	5,056	－	39,203
Inter-segment sales	801	437	－	(1,238)	－
Net sales	30,556	4,829	5,056	(1,238)	39,203
Operating income (loss) before stock option compensation expense	5,665	(809)	228	(2,180)	2,904
Adjustment:
Stock option compensation expense					291
Operating income (loss)					2,613

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

(7) Notes on Significant Changes to Stockholders’ Equity: None